PERSONALIS, INC.

1330 O’Brien Drive

Menlo Park, California 94025

(650) 752-1300

January 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Personalis, Inc.

Registration Statement on Form S-3

Filed December 30, 2020

File No. 333-251824

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-251824) (the “Registration Statement”) to become effective on Friday, January 8, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Mike Tenta of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mike Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636, or, in his absence, Jacob B. Hanna of Cooley LLP at (415) 693-2202.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PERSONALIS, INC.

By:	/s/ John West

Name:	John West
Title:	President and Chief Executive Officer

cc:	Aaron Tachibana, Chief Financial Officer, Personalis, Inc.

Stephen Moore, General Counsel and Corporate Secretary, Personalis, Inc.

Mike Tenta, Cooley LLP

Jacob B. Hanna, Cooley LLP